Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, New York 10112-0015 212.653.8700 main 212.653.8701 fax www.sheppardmullin.com

February 7, 2025

VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Energy & Transportation 100 F Street N.E. Washington, D.C. 20549

Attention:	Amanda Kim
Stephen Krikorian

Re:	Newsmax Inc.
Amendment No. 1 to Draft Offering Statement on Form 1-A
Submitted December 13, 2024
CIK No. 0002026478

Dear Messrs. Kim and Krikorian:

This letter sets forth the response of Newsmax Inc. (the “Company”) to the comment letter, dated January 2, 2025, of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to its Offering Circular on Form 1-A (the “Form 1-A”), confidentially submitted on December 13, 2025. In order to facilitate your review, we have reproduced the Staff’s comment in its entirety, with the response to such comment set out below the comment.

Concurrently with this correspondence, the Company is submitting Amendment No. 2 to its Form 1-A (the “Amended Form 1-A”). When indicated, the responses described below are contained in the Amended Form 1-A. References to page numbers in this letter refer to the pagination of the Amended Form 1-A. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Amended Form 1-A.

Pursuant to 17. C.F.R. § 200.83 (“Rule 83”), we are requesting confidential treatment for portions of our response below, as indicated by “[***]”, reflecting information that we have provided supplementally to the Commission.

Amendment No. 1 to Draft Offering Statement of Form 1-A

Exhibits

1.	We note your revised disclosure and response to prior comment 2 regarding the settlement agreement with a commercial counterparty (also a customer). Please revise the Use of Proceeds section to indicate the portion of the proceeds from this offering that will be used to finance the settlement payments. Also, please identify the counterparty to the agreement and file the agreement as an exhibit. Based on company's business as a television broadcaster and multi-platform content publisher, this settlement agreement does not appear to be a contract that you typically enter into in the ordinary course of business. See Item 17 of Form 1-A.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised its disclosure in the Amended Form 1-A to reflect that, if necessary, it may use a portion of the proceeds of the offering to pay amounts payable under this agreement.

[***]

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please contact Edward Welch of Sheppard, Mullin, Richter & Hampton LLP at (212) 634-3085 with any questions or further comments regarding the responses to the Staff’s comments.

Very truly yours,

/s/ Edward Welch, Esq.
Edward Welch, Esq.